Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Six Months Ended
	June 30,
	2006	2005

Income before income taxes	$1,239.4	$1,201.4

Fixed Charges:
Interest and amortization on indebtedness	41.4	42.0
Portion of rents representative of the interest factor	10.9	5.7

Total fixed charges	52.3	47.7

Interest capitalized, net of amortized interest	(1.1)	(.2)

Total income available for fixed charges	$1,290.6	$1,248.9

Ratio of earnings to fixed charges	24.7	26.2